08028163

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52992

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeTrek Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Post Road West
(No. and Street)

Westport (City) Connecticut (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Favaro 203-221-2830
(Area Code - Telephone No.)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

Washington, DC 111

100 Eagle Rock Avenue, Suite 200 (Address) East Hanover (City) New Jersey (State) 07936 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick E. Graboyes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeTrek Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Denett Whitford
State of NY Notary Public
Reg. #01WH5038652
Greene County
My Commission Expires
January 30, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADETREK SECURITIES, LLC

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
TradeTrek Securities, LLC

We have audited the accompanying statement of financial condition of TradeTrek Securities, LLC as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TradeTrek Securities, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 27, 2008

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

TRADETREK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
Cash and cash equivalents	$	208,397
Deposit with clearing organization		100,000
Due from clearing broker, less allowance for doubtful accounts of $27,204		95,473
Commissions receivable		57,802
Property and equipment - at cost, net		60,646
Prepaid expenses		25,715
Security deposits		25,000
	$	573,033

LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	347,867
Commitments		
Member's Equity		225,166
	$	573,033

See notes to financial statements.

TRADETREK SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

Revenues		
Commissions	$	2,327,952
Other income		35,000
Interest income		6,061
		2,369,013
Expenses		
Employee compensation and benefits		1,097,720
Clearing expenses		353,126
Regulatory fees		52,398
Execution services and related costs		611,049
Consulting and professional fees		35,356
Occupancy		140,497
Depreciation and amortization		58,804
Interest expense		11,568
Other expenses		246,169
		2,606,687
Net loss	$	(237,674)

See notes to financial statements.

TRADETREK SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$	668,261
Net loss		(237,674)
Member contributions		210,000
Distributions to member		(415,421)
Balance, December 31, 2007	$	225,166

See notes to financial statements.

TRADETREK SECURITIES, LLC

STATEMENT OF CASH FLOWS
DECEMBER 31, 2007

Cash flows from operating activities		
Net loss	$	(237,674)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization		58,805
Provision for doubtful accounts		27,203
Changes in assets and liabilities		
Due from clearing broker		17,840
Commissions receivable		3,423
Prepaid expenses		(4,323)
Accounts payable and accrued expenses		68,495
Net cash used in operating activities		(66,231)
Cash flows from investing activities		
Refund of security deposit		10,000
Cash flows from financing activities		
Contributions from member		210,000
Distributions to member		(415,421)
Net cash used in financing activities		(205,421)
Net increase in cash and cash equivalents		(261,652)
Cash and cash equivalents, beginning of year		470,049
Cash and cash equivalents, end of year	$	208,397
Supplemental cash flow disclosures		
Interest paid	$	466

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
TradeTrek Securities, LLC (the "Company") was reorganized as a limited liability company on December 28, 2004 under Delaware law from its predecessor corporation TradeTrek Securities Inc., which was incorporated in Delaware on March 27, 2000. The Company shall continue until December 31, 2054 unless sooner terminated. The Company is a wholly-owned subsidiary of Stony Lonesome Group LLC.

The Company is a securities broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's customers are located primarily throughout the United States and the customers' accounts are carried by a clearing broker-dealer.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at two financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances and money market accounts.

Revenue and Expense Recognition
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Advertising and marketing costs are expensed as incurred and totaled $4,301 for the year ended December 31, 2007.

Commissions Receivable and Allowance for Doubtful Accounts
The Company's commissions receivable are recorded at amounts billed to customers and are presented on the statement of financial condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization

Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets, ranging from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over estimated useful lives or the term of the lease, whichever is shorter.

Income Taxes

The Company is organized as a limited liability company whereby the member accounts for the Company's earnings, losses, deductions and credits on their income tax returns. Accordingly, these statements do not include any provision for Federal and state income taxes.

2 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Computer equipment	$ 102,122
Office equipment	50,697
Automobile	16,000
Telephone equipment	14,623
Leasehold improvements	6,695
	190,137
Less: accumulated depreciation and amortization	(129,491)
	$ 60,646

3 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2007, the Company had net capital of $56,003, which exceeded requirements by $32,812. The ratio of aggregate indebtedness to net capital was 6.2 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and accordingly, customer accounts are carried on the books of the clearing broker.

4 – RELATED PARTY TRANSACTION

The Company paid software license fees of $13,793 to its member.

5 - COMMITMENTS

The Company has a lease for office space expiring on September 30, 2010. The lease provides for rent escalations for increases in real estate taxes and operating expenses. The Company rents other office space on a month-to-month basis. The Company also leases an automobile under an operating lease expiring on April 19, 2009 requiring monthly payments of $1,685.

The aggregate minimum annual rental committed under these leases is as follows:

Year ending December 31,	Office Space	Equipment	Total
2008	$ 99,980	$ 20,220	$ 120,200
2009	99,980	5,055	105,035
2010	66,656	-	66,656
	$ 266,616	$ 25,275	$ 291,891

Rent expense under all operating leases was $ 162,148 for the year ended December 31, 2007.

6 – MAJOR CUSTOMER

Sales to two customers totaled approximately 35% of revenue for the year ended December 31, 2007.

7 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2007

SCHEDULE I

TRADETREK SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

Computation of net capital		
Total member's equity	$	225,166
Deductions and/or charges		
Non-allowable assets		169,163
Net capital before haircuts on securities positions		56,003
Haircuts on securities positions		-
Net capital	$	56,003
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness	$	347,867
Aggregate indebtedness	$	347,867
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	23,191
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)		23,191
Excess net capital	$	32,812
Excess net capital at 1000 percent	$	21,216
Ratio: aggregate indebtedness to net capital		6.2 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in Company's Part II (unaudited) Focus report	$	90,325
Increases (decreases) resulting from December 31, 2007 audit adjustments, net		(34,322)
Net capital, as included in this report	$	56,003

See notes to financial statements.

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
TradeTrek Securities, LLC

In planning and performing our audit of the financial statements of TradeTrek Securities, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transaction are executed in accordance with managements's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants
East Hanover, New Jersey
February 27, 2008

END